
QRSciences
Holdings Limited

April 1, 2005


05007061

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of March, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Rob Orr at + 61 8 9358 011 or rorr@qrsholdings.com.

Yours Faithfully,



Rob Orr
Company Secretary

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Attachments

Exhibit Index on Page 2



QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 March to 31 March 2005.

Doc Date	Headline	Pages
8/03/05	QRSciences Holdings takeover notice	2
14/03/05	Appendix 3B	10
21/03/05	QRSciences Holdings takeover notice	8
22/03/05	CEO on growth strategy	7

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 08/03/05
Document Ref : 220
Release Time: Immediate
Subject: QRSciences Holdings takeover notice


QRSciences
Holdings Limited

NOTICE – ASX LISTING RULE 3.3

For the purposes of ASX Listing Rule 3.3, QRSciences Holdings Limited ("**Holdings**") gives notice of the following information in respect of its takeover offers dated 24 December 2004 for all of the ordinary shares in QR Sciences Limited ("**QRL**") ("**Takeover Bid**"):

- as at the close of the offer period for the Takeover Bid, being 5.00 pm (WST) on 8 March 2005, Holdings and its associates had a relevant interest in 92.09% of the ordinary shares of QRL; and

- Holdings will proceed with compulsory acquisition of the remaining ordinary shares in accordance with Part 6A.1 of the Corporations Act 2001, and to that end, will despatch compulsory acquisition notices to the holders of those shares.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 14/03/05
Document Ref : 221
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	"A" non-redeemable converting preference shares (A preference shares). "B" non-redeemable converting preference shares (B preference shares). Options to acquire fully paid ordinary shares at 40 cent options expiry 12 January 2006.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,597,495 A preference shares and 19,597,526 B preference shares. 6,525,821 options to acquire fully paid ordinary shares at 40 cent expiry 12 January 2006.

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The A preference shares and B preference shares will convert into fully paid ordinary shares on a one for one basis by no later than 31 December 2005 in the case of A preference shares and 31 December 2006 in the case of B preference shares. The A preference shares and B preference shares will automatically convert into fully paid ordinary shares before these dates should certain prescribed events occur. Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 January 2006.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The A preference shares and B preference shares are new classes of securities. Upon conversion of the A preference shares and B preference shares in accordance with their terms, the fully paid ordinary shares issued will rank equally with the Company's existing fully paid ordinary shares on issue. Yes, Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 January 2006 rank equally with an existing class of quoted security.
5	Issue price or consideration	The consideration offered under the takeover bid for QR Sciences Limited, being 6 preference shares (comprised equally of A preference shares and B preference shares) and 1 option for every 2 ordinary shares in QR Sciences Limited.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration offered under the takeover bid announced to ASX on 3 December 2004 for ordinary shares in QR Sciences Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 March 2005.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,016,902**	Fully paid ordinary shares
36,052,944	40 cent options 12 January 2006 expiry
*(**14,300,000 subject to voluntary restriction of ESP)*	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		19,597,495	A preference shares
		19,597,526	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 14 March 2005

Print name: Rob Orr

== == == == ==

+ See chapter 19 for defined terms.


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 21/03/05
Document Ref : 222
Release Time: Immediate
Subject: QRSciences Holdings Listing Rule 3.4 Notice

NOTICE – ASX LISTING RULE 3.4

For the purposes of ASX Listing Rule 3.4.1, QRSciences Holdings Limited ("Holdings") provides the following information, which is current as at 18 March 2005:

- a distribution schedule of the number of holders in each class of equity securities in Holdings; and
- the names of, and percentages held by, the 20 largest holders of each class of quoted equity securities in Holdings.

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876



Range Of Shares
as at 18 Mar 2005

Range of Shares

*G1 / ORDINARY SHARES (GROUPED)

Range	Total Holders	Units	% Issued Capital
1 - 1,000	52	30,271	0.01
1,001 - 5,000	544	1,960,037	0.91
5,001 - 10,000	546	4,880,403	2.26
10,001 - 100,000	1,830	67,227,104	31.12
100,001 - 9,999,999,999	325	141,919,090	65.70
Rounding			0.00
Total	3,297	216,016,905	100.00

Unmarketable Parcels

	Minimum parcel size	Holders	Units
Minimum $ 500.00 parcel at $ 0.1450 per unit	3,449	310	677,963

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876



Range Of Shares
as at 18 Mar 2005

Range of Shares

*G2 / OPT EXP 12/11/06 @ 40C (GRP)

Range	Total Holders	Units	% Issued Capital
1 - 1,000	84	56,601	0.16
1,001 - 5,000	188	554,025	1.54
5,001 - 10,000	70	592,835	1.64
10,001 - 100,000	221	9,686,073	26.87
100,001 - 9,999,999,999	57	25,163,413	69.80
Rounding			-0.01
Total	620	36,052,947	100.00

Unmarketable Parcels

	Minimum parcel size	Holders	Units
Minimum $ 500.00 parcel at $ 0.00 per unit	0	0	0

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876



Range Of Shares
as at 18 Mar 2005

Range of Shares

PRA / PREF A SHARES

Range	Total Holders	Units	% Issued Capital
1 - 1,000	6	4,648	0.02
1,001 - 5,000	28	85,497	0.44
5,001 - 10,000	17	130,251	0.66
10,001 - 100,000	56	2,001,038	10.21
100,001 - 9,999,999,999	16	17,376,061	88.66
Rounding			0.01
Total	123	19,597,495	100.00

Unmarketable Parcels

	Minimum parcel size	Holders	Units
Minimum $ 500.00 parcel at $ 0.0000 per unit	0	0	0

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876



Range Of Shares
as at 18 Mar 2005

Range of Shares

PRB / PREF B SHARES

Range	Total Holders	Units	% Issued Capital
1 - 1,000	4	2,650	0.01
1,001 - 5,000	30	87,502	0.45
5,001 - 10,000	14	100,251	0.51
10,001 - 100,000	59	2,031,061	10.36
100,001 - 9,999,999,999	16	17,376,062	88.66
Rounding			0.01
Total	123	19,597,526	100.00

Unmarketable Parcels

	Minimum parcel size	Holders	Units
Minimum $ 500.00 parcel at $ 0.0000 per unit	0	0	0

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876



Top Holders Daily
as at 18 Mar 2005

Top 20 holders of ORDINARY SHARES (GROUPED)

*G1 / ORDINARY SHARES (GROUPED)

Rank	Name	Units	% of Issued Capital
1	HARRY STERGIOTIS	9,500,000	4.40
2	MR KEVIN LEE RUSSETH	8,950,000	4.14
3	BTG INTERNATIONAL LTD	5,300,000	2.45
4	WRG INVESTMENTS PTY LTD	4,112,171	1.90
5	CAMBOOYA PTY LIMITED	4,000,000	1.85
6	ABIYA INTERNATIONAL PTY LTD	3,986,914	1.85
7	CENTURY WEST HOLDINGS PTY LTD	3,040,509	1.41
8	TRICOM NOMINEES PTY LTD <LPG A/C>	2,702,293	1.25
9	MR WILLIAM ROBERT ORR	2,400,000	1.11
10	BURLINGTON ENTERPRISES PTY LTD	2,185,231	1.01
11	PEMBURY NOMINEES PTY LTD	2,117,570	0.98
12	G HARVEY NOMINEES PTY LIMITED	2,000,000	0.93
13	RDML HOLDINGS PTY LTD	1,927,401	0.89
14	NATIONAL NOMINEES LIMITED	1,823,111	0.84
15	MR SIMON BEDFORD	1,600,000	0.74
16	MR GARY BRUCE PENNEFATHER	1,600,000	0.74
17	MR RONALD THOMAS SARGEANT	1,348,950	0.62
18	HOPETOUN NOMINEES PTY LTD <HOPETOUN NO 2 ACCOUNT>	1,150,900	0.53
19	USEFUL HOLDINGS PTY LTD	1,132,775	0.52
20	DR RONALD JOSEPH MORAHAN + MRS LYNETTE GWYNNETH MORAHAN	1,111,111	0.51
Total		61,988,936	28.67

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876


computershare

Top Holders Daily
as at 18 Mar 2005

Top 20 holders of OPT EXP 12/11/06 @ 40C (GRP)

*G2 / OPT EXP 12/11/06 @ 40C (GRP)

Rank	Name	Units	% of Issued Capital
1	SECQR LIMITED	2,788,309	7.73
2	HARRY STERGIOTIS	1,900,000	5.27
3	DAMEN HOLDINGS PTY LTD <THE BANOVICH FAMILY A/C>	1,500,000	4.16
4	KIMLEE NOMINEES (WA) PTY LTD	1,200,000	3.33
5	G HARVEY NOMINEES PTY LIMITED	1,000,000	2.77
6	WRG INVESTMENTS PTY LTD	1,000,000	2.77
7	KEENFERN PTY LTD	998,500	2.77
8	CAMBOOYA PTY LIMITED	800,000	2.22
9	HOPETOUN NOMINEES PTY LTD <HOPETOUN NO 2 ACCOUNT>	750,000	2.08
10	SPANDAY PTY LTD	730,000	2.02
11	WESTPALLETS PTY LTD	547,917	1.52
12	ANZ NOMINEES LIMITED	525,000	1.46
13	MR GREGORY JOHN DEVINE <SUPERANNUATION A/C>	500,000	1.39
14	TRICOM NOMINEES PTY LTD <LPG A/C>	496,296	1.38
15	DAVPEN PTY LIMITED <DAVPEN PTY LIMITED A/C>	495,464	1.37
16	COOLBRUN PTY LIMITED	462,963	1.28
17	HILLRIDGE INVESTMENTS PTY LTD	450,000	1.25
18	MR CHRISTOPHER NORMAN JOHNSTON + MR SHANE THOMAS SUENSON	450,000	1.25
19	DR LOOI CHAN	400,000	1.11
20	KARALON PTY LTD	400,000	1.11
Total		17,394,449	48.24

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876


Computershare

Top Holders Daily
as at 18 Mar 2005

Top 20 holders of PREF A SHARES

PRA / PREF A SHARES

Rank	Name	Units	% of Issued Capital
1	SECQR LIMITED	8,364,927	42.68
2	KEENFERN PTY LTD	2,995,500	15.29
3	MR JUSTIN HOLLYOCK	1,125,000	5.74
4	MR ANTHONY DENIS NULSEN	1,125,000	5.74
5	AUSTRALIAN GYPSUM INDUSTRIES PTY LTD	750,000	3.83
6	MR NORMAN SHANKS	600,000	3.06
7	MR PETER ALARIC HAYES	300,000	1.53
8	M/S JOANNE LEE KENNEY	300,000	1.53
9	MR THOMAS KERR	300,000	1.53
10	M/S ERICA JANE ROBINSON	300,000	1.53
11	MR BENEDICT JOSEPH SINAGRA	300,000	1.53
12	S H E CORPORATION PTY LTD	278,134	1.42
13	ORACAL CAPITAL PTY LIMITED	187,500	0.96
14	MR WAYNE ROBERT STEPHENSON	150,000	0.77
15	MR PATRICK STEPHEN WARREN	150,000	0.77
16	YUEN HAM YAU	150,000	0.77
17	MAJESTIC TRAVEL PTY LTD	99,999	0.51
18	MR VOON WAH LIEW	97,500	0.50
19	BROOKSIDE CORPORATION PTY LTD	80,001	0.41
20	SUNBRIDGE PTY LTD <PILE DISCRETIONARY A/C>	75,016	0.38
Total		17,728,577	90.48

QRSCIENCES HOLDINGS LIMITED
ABN 27009259876



Top Holders Daily
as at 18 Mar 2005

Top 20 holders of PREF B SHARES

PRB / PREF B SHARES

Rank	Name	Units	% of Issued Capital
1	SECQR LIMITED	8,364,927	42.68
2	KEENFERN PTY LTD	2,995,500	15.29
3	MR JUSTIN HOLLYOCK	1,125,000	5.74
4	MR ANTHONY DENIS NULSEN	1,125,000	5.74
5	AUSTRALIAN GYPSUM INDUSTRIES PTY LTD	750,000	3.83
6	MR NORMAN SHANKS	600,000	3.06
7	MR PETER ALARIC HAYES	300,000	1.53
8	M/S JOANNE LEE KENNEY	300,000	1.53
9	MR THOMAS KERR	300,000	1.53
10	M/S ERICA JANE ROBINSON	300,000	1.53
11	MR BENEDICT JOSEPH SINAGRA	300,000	1.53
12	S H E CORPORATION PTY LTD	278,135	1.42
13	ORACAL CAPITAL PTY LIMITED	187,500	0.96
14	MR WAYNE ROBERT STEPHENSON	150,000	0.77
15	MR PATRICK STEPHEN WARREN	150,000	0.77
16	YUEN HAM YAU	150,000	0.77
17	MAJESTIC TRAVEL PTY LTD	99,999	0.51
18	MR VOON WAH LIEW	97,500	0.50
19	BROOKSIDE CORPORATION PTY LTD	80,001	0.41
20	SUNBRIDGE PTY LTD <PILE DISCRETIONARY A/C>	75,017	0.38
Total		17,728,579	90.48

Attention ASX Company Announcements Platform
Lodgement of Open Briefing


QRSciences


open briefing

corporatefile.com.au

QRSciences Holding Limited
Level 32, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

Date of lodgement: 23-Mar-2005

Title: Open Briefing. QRSciences. CEO on Growth Strategy

Record of interview:

corporatefile.com.au
QRSciences Holdings Limited recently completed the acquisition of the outstanding minorities in the operating subsidiary, QRSciences. You have announced your intention to relocate to San Diego and the Company has won its first prime contract with the US Transportation Security Administration (TSA). What is the strategy behind these moves and the importance of the TSA contract?

CEO Kevin Russeth
The US is a world leader in adopting new aviation technology and the TSA is the largest single aviation security equipment purchaser in the world. Our TSA contract along with the Cooperative Research and Development Agreement that we operate under with the Department of Homeland Security (DHS) underlines the US Government's interest in our technology and highlights the need for solutions to a very real and long-term problem. We are establishing an office in the US to be closer to our customers for technical customer support and broader commercial reasons. The US Government is a key customer and end user and therefore a major focus for us.

As part of our push into the US we have established ADRs (American Depository Receipts) to give investors in the US an easy and transparent way to participate as shareholders in the Company. This is the first step in creating awareness and broadening the interest in our story. Getting out there and meeting people face to face is the second step and one that can be better accomplished from a base in the US. Investors in the US and particularly on the east and west coasts have a

different expectation with respect to developing advanced technology. Being in that market will strengthen our Company.

Another key reason to move our headquarters to the US is our strategy of funding new R&D programs through income from grants, government contracts and development contracts with our customers and partners. This is a very common model in the US and significantly reduces the market risk for businesses like ours.

Nevertheless, this is an Australian Company with the core of its operations and a good percentage of its talent based in Western Australia. I want to make sure we don't confuse moving our corporate presence and technical support capability to America with moving our whole company to the US. We plan to keep the core of our development team and the bulk of our general operations in Perth.

Our balance sheet has never been in better shape. We raised $6 million toward the end of last year and at December 31 had about $5 million cash. The benefits of controlling 100 percent of QRSciences Limited will be significant cost savings on the corporate front and the ability to offer much greater transparency and a clean corporate structure to the capital markets.

The commencement of revenue was also a driver in our decision to formally set up in the US. We expect to build on that revenue during 2005 and going forward.

corporatefile.com.au
QRSciences is the developer of an advanced emerging technology, Quadrupole Resonance (QR). What are the applications and benefits of QR technology?

CEO Kevin Russeth
Our technology can detect several difficult to detect explosive compounds but beyond that there are thousands of quadrupolar molecular structures ranging from aluminium to zirconium that can be identified by QR. One of the key features of the technique is that it's powerful yet non-invasive. We use low frequency radio waves to identify the chemical structure of specific molecules essentially to derive a chemical fingerprint. From a commercial angle it is inexpensive, from a health and safety perspective QR is similar to AM radio. More importantly it is very accurate at fingerprinting and identifying some highly dangerous materials, in particular explosives that have been used recently in attacks on aircraft and buildings around the world.

With the exception of CT systems which cost in the range of US$1 million, today's X-ray equipment doesn't detect some threat formats. Moreover much of the currently deployed equipment has issues with high false alarm rates which are difficult and expensive to handle and very inconvenient for passengers.

In terms of explosive detection we are not limited to luggage. We also have the potential to screen people, shoes and vehicles, and other types of containers that might be used to conceal dangerous items.

corporatefile.com.au
Can you identify the size of the market you're targeting and the role that your product plays?

CEO Kevin Russeth
The explosive detection market alone is a big market. There are over 50,000 X-ray systems in use worldwide for security purposes and since 9/11 this number has been growing steadily. Our technology is complementary to currently deployed systems and adds important functionality to them. To retrofit all the existing X-ray equipment would cost several billion dollars. There are also a lot of other critical infrastructure sites that need to be protected from carry-in explosives, such as embassies and court houses. An important driver for us is the mandated 100 percent screening for explosives in checked baggage in the US. We are hoping and believe this mandate will be extended to include the carry-on baggage market as well. The political wheels in the US although somewhat slow are diligent and effective and we are getting every opportunity to demonstrate the effectiveness of our technology.

corporatefile.com.au
What are your prospects in markets other than the US?

CEO Kevin Russeth
Our pilot at Moscow's Sheremetyevo International Airport is part of a broader push which will hopefully lead to Russian certification and orders in the short term while at the same time positioning us for larger orders in the future. In addition to our focus market in North America we have been active in parts of Europe and China as well.

Our contract with the China Institute of Atomic Energy (CIAE) is part of security preparations for the Olympics in Beijing in 2008 and involves testing a new multi-technology screening system that is being evaluated for use at the Games.

China is an interesting and very large market. There are dozens of new airports under construction and security is a big issue. We are hoping our relationship with CIAE takes deeper roots over the next several months and provides an opportunity for broader commercial arrangements that will focus on airport, rail and infrastructure security.

We have four pilots planned for 2005 and they span the four corners of the world. We are proud and excited to create this kind of interest from the west coast of Australia.

corporatefile.com.au
Are there any competitive technologies and who are your QR competitors?

CEO Kevin Russeth
QR has been identified as an emerging technology that could be very effective at filling some critical capability gaps that exist with X-ray, trace and other current security equipment. QR is unique: it gives other technologies the ability to detect a wider range of explosives and helps reduce false alarms. While there are several

alternative detection methods, there is not a one stop solution. The optimal security solution would consist of fused technologies that work together to detect the greatest range of threats at a viable cost. We believe QR is a key piece of that puzzle.

We have one direct competitor in QR, Quantum Magnetics, owned by GE. As the technology is still classified "emerging" it is difficult, if not impossible to measure where we stand next to Quantum Magnetics. One thing we do know is that the market is big enough for two competitors and other companies entering this space may need our IP and know-how to succeed.

corporatefile.com.au
What are the company's assets?

CEO Kevin Russeth
We have two key assets, people and intellectual property. These two assets give us a leg up and should allow us to participate in much of the commercial success of the QR platform globally including a plethora of commercial and scientific applications.

The fact that QR has a broad range of potential applications sometimes gets lost in the hype of bomb detection. Explosive detection is our first, but not only commercial application. QR is an emerging technology with a host of different applications ranging from narcotic detection, to quality control for pharmaceutical manufacturing, to material and mineral assay and other laboratory applications. We are continuing to develop our core technology, including new methods that may dramatically boost our ability to screen baggage as well as feeding in to other promising applications. The know-how and the trade secrets our team have developed over the last seven years are a critical part of our intellectual property portfolio. Our technical team of scientists, engineers and technicians is at the forefront of magnetic resonance, electromagnetics and radio frequency electronics design. In terms of our patents we have one granted US patent plus 13 patent applications in process for core in-house technologies covering a range of QR related IP. We also have 14 patents that we license from British Technology Group (BTG) in the UK. In addition to the patents core IP includes software copyright. We have pulse sequence software on the acquisition side and signal processing software on the response side which helps facilitate the scan. We also have created some additional IP, unrelated to QR that has been developed as a result of suggestions from DHS.

Our commercial assets are licensing and strategic marketing agreements. Our US customers, such as L3 Communications and Rapiscan Systems account for approximately half of the baggage screening equipment in operation worldwide. In the last 12 months we have established the relationship with the CIAE and we're continuing to build alliances and ties in Europe and in Russia.

corporatefile.com.au
In the half year to December 2004 you generated sales revenue of $400,000. How were these sales generated and where will future revenues be sourced?

CEO Kevin Russeth
We are in the process of converting a very large R&D project into a commercial entity. The $400,000 we earned in the year to June 2004 was the start of that. That revenue came from sales and third-party consulting.

Early this year we brought on a very experienced Marketing and Sales representative, based in Melbourne, who has 20 years experience in security sales dealing both with government and the private sector in Australia and throughout the world. Since he joined we have tendered in Australia and other parts of the world. I would be surprised if we didn't have some positive news on this front in the next few months. Another of his responsibilities is to bring on agents in territories around the world. He has made good progress on this as well.

Understanding our business model will give some indication as to our sources of revenue. We anticipate four main revenue streams. The largest stream we hope will be the license agreements and royalties which we earn on products sold by our customers, companies like Rapiscan Systems and L-3, this has not started yet. We are earning revenue from three of the other streams now, namely outsourced consulting, contract research and product sales. The product sales come from our efforts as a distributor of security equipment and as a direct manufacturer of QR equipment.

corporatefile.com.au
Where are you in the product cycle and can you tell us about the product you will be rolling out in FY2006 and what its application will be?

CEO Kevin Russeth
This year we'll have pilot programs using our latest generation stand-alone and integrated systems in the US, Europe, China and Russia, commencing next quarter and continuing through the fourth quarter of 2005. Pilot programs are critical because orders flow from them; it's the last rung on the ladder. It's going to be exciting for us to see how our next generation technology performs. The next milestone for us is unit sales and deployment.

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You've had a Cooperative Research and Development Agreement with the TSA, an agency of the US Department of Homeland Security, for three years. Can you tell us about your relationship and the implications of the relationship for your company's future?

CEO Kevin Russeth
We can't say much about that relationship other than it's a powerful one and that when new technologies dealing in sensitive areas with applications that affect the security of the general public are being developed it's good to have the support of DHS.

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Can you discuss your relationship with BTG?

CEO Kevin Russeth
Some of the original core QR technology now owned by BTG came from King's College, London and the military research arm of the British Government. BTG recognised that without our IP and know-how the likelihood of commercial revenue from its patents was minimal. BTG and QRSciences entered into a long-term licensing relationship which culminated in BTG becoming one of our cornerstone shareholders.

corporatefile.com.au
Who are your research partners and what is the aim of your research alliances with them and when will research generate meaningful revenue?

CEO Kevin Russeth
In addition to the US Navy, Quantum Magnetics and QRSciences, King's College has one of the most active QR R&D teams in the world. We are collaborating with King's on several fronts. The combined strength of two groups helps to keep us at the cutting edge of development.

We have several contract research projects in place and several more in the application stage. The goal of these programs is to fund our ongoing operations and to complement our own in-house R&D programs. One of our projects locally is a three way project between the Australian Research Council, Curtin University in Western Australia, and QRSciences. One of our former research scientists, Dr John Flexman, heads up the homeland security group at Curtin and is driving this project.

corporatefile.com.au
If your technology and that of GE's subsidiary InVision are complementary, is there any scope for industry consolidation?

CEO Kevin Russeth
Industry consolidation is evident in the purchase by GE of InVision and Quantum Magnetics and the purchase by Smiths Group in London last year of Heimann Systems, one of the top four X-ray players in the world. L3 Communications bought Vivid, another big X-ray player. We expect consolidation will continue in the industry to enable companies to provide a complete security solution. We may well play a part in that consolidation, but right now our focus is on growing the business and maximising the opportunities.

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What are your expectations for QRSciences' development over the next year and what key milestones should investors anticipate?

CEO Kevin Russeth
This northern hemisphere summer we'll be watching the progress of the pilots in the US, Europe, Russia and China. We'll have increasing revenue from contract research, outsourced consulting, sales of X-ray products in this region, as well as sales of stand-alone QR equipment.

corporatefile.com.au
Thank you, Kevin.

For further information on QRSciences Limited, please visit www.qrsholdings.com and www.qrsciences.com

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